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THOMAS Y. HINER DIRECT DIAL: 804-788-8279 EMAIL: thiner@hunton.com FILE NO: 65304.000014

July 18, 2006

Mr. John Stickel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	People’s Choice Home Loan Securities Corp.
Post-Effective Amendment No. 3 to Registration Statement on Form S-3
(No. 333-125734)

Dear Mr. Stickel:

On behalf of People’s Choice Home Loan Securities Corp. (the “Registrant”), we file herewith Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-3 (No. 333-125734). We also submit this response to the comments of the SEC Staff in your letter dated July 14, 2006. For your convenience, the full text of each of the Staff’s comments (including the headings and numbering from your letter) is provided below, followed, in each instance, by our response on behalf of the Registrant, presented in italics. In addition, for your convenience, we enclose a blacklined version of the Registration Statement, marked to show changes responsive to the Staff’s comments and keyed to the numbering in your letter.

Registration Statement on Form S-3

General

1.	We reissue comment 6 in its entirety. Please delete all disclaimers of accuracy and completeness, such as the one found on page 110 of the prospectus supplement for notes and page 120 of the prospectus supplement for certificates.

The Registrant has revised the disclosure as requested.

Base Prospectus

Description of Credit Enhancement, page 45

Division of Corporate Finance

U.S. Securities and Exchange Commission

July 18, 2006

2.	You state in the second and third paragraph of this section that credit support for the offered securities of one series may cover the offered securities of one or more other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

The Registrant has deleted the statements indicating that credit support for the offered securities of one series may cover the offered securities of one or more other series.

Maintenance of Credit Enhancement, page 50

3.	Consistent with our prior comment 7, please consider revising your introductory paragraph to clarify that the base prospectus includes all structural features, and the prospectus supplement will not include additional credit enhancement.

The Registrant has revised the disclosure in this introductory paragraph to clarify that the base prospectus includes all structural features, and that the prospectus supplement will not include additional credit enhancement.

Prospectus Supplements

Summary of Prospectus Supplement, page 4

4.	While we note your revisions in response to our prior comment 25, we reissue that comment. We note from your disclosure on page 72 of the prospectus supplement for notes that you contemplate Owner Trust Certificates that are not offered under this prospectus. Please revise your disclosure to identify any classes of securities issued in the same transaction that are not being offered by the prospectus. Refer to 1102 and 1103(a)(3)(i) of Regulation AB.

The Registrant has revised the disclosure as suggested, to identify the Owner Trust Certificates in the “Summary of Prospectus Supplement.”

Part II

Item 16, Exhibits

5.	It appears that exhibits 4.5 and 4.6 have not been included in this amendment. We reissue our prior comment 32, in part, and our prior comment 33. Please revise or advise.

Division of Corporate Finance

U.S. Securities and Exchange Commission

July 18, 2006

As discussed, the Registrant filed these exhibits with Post-Effective Amendment No. 1 on May 19, 2006, and has submitted blacklines showing the inclusion of the provisions to comply with Regulation AB.

6.	Please revise the exhibit index so that it properly identifies where exhibits can be found.

The Registrant has revised the exhibits index to identify where the various exhibits can be found with greater specificity.

Should you have additional comments or questions or require clarification of any of our responses on behalf of the Registrant, feel free to call the undersigned at (804) 788-8279 or D. David Parr at (804) 788-8690.

Sincerely yours,

Thomas Y. Hiner

Enclosures

cc:	Irwin Gubman, Esq.
David Malmon, Esq.
D. David Parr, Esq.